Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

June 2, 2021

Irene Barberena-Meissner
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Blue Safari Group Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed on May 27, 2021

File No. 333-255844

Dear Ms. Barberena-Meissner:

On behalf of our client, Blue Safari Group Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated June 2, 2021 (the “Staff’s Letter”) regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 (the “Amended Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com

A limited liability partnership including professional corporations

Irene Barberena-Meissner June 2, 2021 Page 2

Amendment No. 2 to Registration Statement on Form S-1 filed May 27, 2021

Exhibits

1.	You disclose throughout your prospectus that your amended and restated memorandum and articles of association will provide that you renounce your interest in any corporate opportunity offered to any officer or director unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of your company and such opportunity is one you are legally and contractually permitted to undertake and would otherwise be reasonable for you to pursue. However, this provision does not appear to be included in your second amended and restated articles of association filed as Exhibit 3.2. Please revise to address this inconsistency or advise.

Response: Exhibit 3.2 has been re-filed with Amendment No. 2.

2.	We note that Section 7.3 of your form of rights agreement filed as Exhibit 4.4 provides that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your prospectus, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in your rights agreement states this clearly.

Response: The disclosure on page 59 and page 131 have been revised in accordance with the Staff’s comments.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner